March 10, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director, AD Office 11 – Telecommunications

Re:    Salon Media Group, Inc.

Form 10-K for Fiscal Year Ended March 31, 2016

Filed June 24, 2016

File No. 000-02695

Dear Mr. Spirgel:

Salon Media Group, Inc. (the “Company”) expresses its appreciation for the prompt review of the Company’s above-referenced Annual Report on Form 10-K (the “Annual Report”) by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby responds to the Staff’s comment on the Annual Report provided by letter dated February 10, 2017. The Company’s response to the Staff’s comment is indicated below, directly following a restatement of the comment in bold type.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

1. We note that more than half of your monthly users are visiting your website via mobile devices. You should provide a breakdown of your revenue dollar amounts into mobile and non-mobile advertising to provide investors with greater insight on the effectiveness of your mobile monetization efforts.

Over the past several years, the Company has shifted principally to a programmatic advertising strategy, which is an automated process whereby different programmatic demand partners bid competitively on the Company’s advertising inventory to place their advertisements on the Company’s website. The Company contracts with a third-party advertising operations company to manage and optimize the Company’s advertising inventory, and the third-party company provides regular reports to the Company that outline which programmatic demand partners are buying advertisements and the revenues generated. To date, the information that the third party company’s reports have provided to the Company have not included sufficient detail to calculate how much of the Company’s revenue is generated by mobile advertising versus non-mobile advertising.

As of March 1, 2017, however, the Company has contracted with a new advertising operations company, and such new company has indicated that they will be able to provide the Company with the level of detail sufficient to calculate how much of the Company’s revenue is generated by mobile advertising versus non-mobile advertising. The Company expects that, by the June 2017 filing of its Quarterly Report on Form 10-Q, it will be able to provide a breakdown of its revenue dollar amounts into mobile versus non-mobile advertising.

Should you have any questions regarding the Company’s response, please do not hesitate to contact me at (917) 620-3472.

Sincerely,

/s/ Jordan Hoffner
Jordan Hoffner
Chief Executive Officer

cc:	Elizabeth Hambrecht - Chief Financial Officer, Salon Media Group, Inc.
James Tanenbaum - Morrison & Foerster LLP